

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Channing Au
Chief Financial Officer
Value Exchange International, Inc.
Unit 602, Block B, 6 Floor, Shatin Industrial Centre
5-7 Yuen Shun Circuit
Shatin, N.T., Hong Kong SAR

> **Re: Value Exchange International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-53537**

Dear Channing Au:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Disclosure Review Program

cc: Paul Richter